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SECURITI 02021282 MISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11206

RECEIVED APR - 1 2002 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111-2406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Hall (816) 968-0602
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name — *if individual, state last, first, middle name*)

1010 Grand Avenue, Suite 400 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of March 28, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Pat R. Bliss

Notary Public

PAT R. BLISS
NOTARY PUBLIC STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES: NOV 15, 2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NPGC Fund, L.P.
(A Limited Partnership)

Financial Statements as of and for the Years Ended December 31, 2001 and 2000, and Independent Auditors' Report

NPGC FUND, L.P.
(A Limited Partnership)

TABLE OF CONTENTS

NPGC FUND, L.P.
(A Limited Partnership)

AFFIRMATION OF THE GENERAL PARTNER

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report for the year ended December 31, 2001 is accurate and complete.

Michael Hall, Vice President
National Pension and Group Consultants, Inc.
General Partner

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
NPGC Fund, L.P.
Kansas City, Missouri

We have audited the accompanying statements of assets and liabilities of NPGC Fund, L.P. (the "Partnership") (a limited partnership) as of December 31, 2001 and 2000 including the schedule of investments as of December 31, 2001, and the related statements of operations and changes in partners' equity for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001 and 2000, and the results of its operations and the changes in its partners' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2002

Deloitte
Touche
Tohmatsu

NPGC FUND, L.P.
(A Limited Partnership)

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CASH AND CASH EQUIVALENTS	$1,175,013	$1,472,187
UNITED STATES TREASURY BILLS, At fair value	2,088,597	2,061,528
EQUITY IN BROKER TRADING ACCOUNTS:		
Margin and other deposits at broker:		
Cash	3,358,062	2,808,282
United States Treasury Bills - margin deposit, at fair value	199,318	197,877
Open trade equity on daily cash settled contracts	90,980	249,879
Open option contracts, at fair value	-	(2,119)
Net equity in trading accounts	3,648,360	3,253,919
ACCRUED INTEREST RECEIVABLE	-	6,266
Total assets	6,911,970	6,793,900
LIABILITIES		
Accrued commissions and fees	66,018	124,973
Capital distributions due to partners	-	144,521
Total liabilities	66,018	269,494
NET ASSETS	$6,845,952	$6,524,406

See notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

SCHEDULE OF INVESTMENTS
DECEMBER 31, 2001

CASH AND CASH EQUIVALENTS (17.0%, cost $1,175,013)	$ 1,175,013
UNITED STATES TREASURY BILLS, At fair value (30.2%, cost $2,078,501)	2,088,597
EQUITY IN BROKER TRADING ACCOUNTS:	
Margin and other deposits at broker:	
Cash denominated in:	
Australian Dollars (-0.6%)	(41,236)
British Pounds (1.2%)	82,984
Canadian Dollar (1.1%)	77,512
European Economic Unit (-1.2%)	(80,365)
Hong Kong Dollar (-0.2%)	(14,029)
Japanese Yen (-0.2%)	(16,147)
Swiss Franc (0.5%)	31,815
US Dollar (48.0%)	3,317,528
Total cash deposited at broker (48.6%, cost $3,358,062)	3,358,062
United States Treasury Bills - margin deposit, at fair value (2.9%, cost $200,000)	199,318
Open trade equity comprised of:	
Interest rate futures denominated in:	
Australian Dollars (-0.1%)	(3,414)
British Pounds (0.1%)	6,713
Canadian Dollars (0.4%)	25,478
European Economic Unit (-0.2%)	(15,457)
Japanese Yen (-0.1%)	(4,754)
	8,566
Other futures denominated in U.S. dollars	
Metal (0.0%)	220
Grain and Oilseed (0.1%)	5,043
Currency (1.1%)	77,151
Total open trade equity (1.3%, cost $0)	90,980
TOTAL (100%)	$ 6,911,970

See notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENT INCOME:		
Interest income	$211,459	$ 292,149
OPERATING EXPENSES:		
Incentive fees	69,490	98,621
Commissions	95,292	123,297
Management fees	166,685	148,050
Exchange fees	1,592	2,501
Other	15,525	31,471
Total expenses	348,584	403,940
Net investment loss	(137,125)	(111,791)
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:		
Net realized gain from:		
Investments	363,920	321,458
Foreign currency transactions	326,041	264,648
	689,961	586,106
Net unrealized (depreciation) appreciation on:		
Investments	(21,138)	48,277
Foreign currency transactions	(123,979)	42,455
	(145,117)	90,732
Net realized and unrealized gain from investments and foreign currency	544,844	676,838
NET INCREASE IN NET ASSETS FROM OPERATIONS	$407,719	$ 565,047

See notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	General Partner		Limited Partners		Total	
	Units	Amount	Units	Amount	Units	Amount
PARTNERS' EQUITY, January 1, 2000	42.2	$ 99,229	2,576.6	$6,063,478	2,618.8	$6,162,707
Additions to capital			78.7	176,155	78.7	176,155
Withdrawals of capital			(161.7)	(379,503)	(161.7)	(379,503)
Increase (decrease) from operations:						
Investment loss-net		(1,832)		(109,959)		(111,791)
Net realized gains		9,606		576,500		586,106
Net unrealized appreciation		1,487		89,245		90,732
Net increase from operations		9,261		555,786		565,047
PARTNERS' EQUITY, December 31, 2000	42.2	108,490	2,493.6	6,415,916	2,535.8	6,524,406
Withdrawal of capital			(31.6)	(86,173)	(31.6)	(86,173)
Increase (decrease) from operations:						
Investment loss-net		(2,282)		(134,843)		(137,125)
Net realized gains		11,482		678,479		689,961
Net unrealized depreciation		(2,415)		(142,702)		(145,117)
Net increase from operations		6,785		400,934		407,719
PARTNERS' EQUITY, December 31, 2001	42.2	$115,275	2,462.0	$6,730,677	2,504.2	$6,845,952

See notes to financial statements.

1. NATURE OF ORGANIZATION

NPGC Fund, L.P. (the "Partnership") is a Missouri limited partnership organized to engage in the speculative trading of commodity futures, option contracts and other commodity interests (including forward contracts in foreign currencies). The Partnership is a registered commodity pool, which was organized in August 1987 and commenced trading in December 1987. The Partnership is administered by its General Partner, National Pension & Group Consultants, Inc., who is a registered commodity pool operator. Trading decisions for the Partnership are made by independent commodity trading advisors (the "Advisors").

The General Partner is required to purchase and maintain units of General Partnership interest for its account in an amount sufficient to satisfy any minimum capital contribution provisions of the Partnership classification rules, if any, of the Internal Revenue Code of 1986, as amended from time to time, and the Treasury Regulations thereunder. The units of General Partnership interest, representing the minimum capital contribution of the General Partner, may not be transferred or redeemed so long as it acts as General Partner.

Unless earlier dissolved, the Partnership will cease doing business on December 31, 2012, and will thereupon be dissolved. The Partnership will also cease doing business and will be dissolved if required by law, or upon the occurrence of certain events, as defined in the Limited Partnership Agreement, including a significant decrease in the net asset value, bankruptcy or withdrawal of the General Partner or the Partnership itself, or the vote of the holders of a majority of the outstanding units. Upon dissolution of the Partnership, the remaining net assets will be distributed pro-rata to the unit holders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - No provision for income taxes has been made in these financial statements because each partner is individually responsible for reporting income or loss based on his respective share of the Partnership's income and expenses as reported for income tax purposes. The Partnership prepares calendar year U.S. and state information tax returns and reports to the partners its allocable shares of the Partnership's income, expenses and trading gains or losses.

Investments - Investments in U.S. treasury bills are stated at fair value based on quoted market prices. Investments in money market and trading accounts are stated at fair value, with unrealized gains and losses recognized currently in earnings.

Open trade equity on daily cash settled contracts represents the net unrealized gain on contracts which are settled in cash the following business day. Open option contracts represent the fair value of contracts with brokers who do not require a daily cash settlement.

Margin Deposits with Brokers - The Partnership deposits cash and U.S. Government securities with brokers subject to Commodity Futures Trading Commission ("CFTC") regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash and securities with such brokers. The Partnership earns interest income on its cash deposited with the brokers. The Partnership pledges United States Treasury Bills for margin deposits with certain brokers and has appropriately reclassified these as United States Treasury Bills - pledged as a component of equity in broker trading accounts on the balance sheet.

Derivative Financial Instruments - On January 1, 2001, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133,* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* and as interpreted by the FASB and the Derivative Implementations Group through *Statement 133 Implementation Issues.* SFAS No. 133 requires the Partnership to recognize all derivatives as either assets or liabilities in their financial statements and to measure such instruments at their fair value. Adoption of SFAS No. 133 did not have a material impact on the Partnership's financial statements because the Partnership already reflected such derivative instruments in its financial statements at fair value.

Equity in Broker Trading Accounts - On January 1, 2001, the Partnership adopted SFAS No. 140, *Accounting for Transfers of Financial Assets and Extinguishments of Liabilities.* This standard provides guidance for securitizations and other transfers of financial assets and collateral. Adoption of SFAS No. 140 did not have a material impact on the Partnership's financial statements and primarily resulted in the separate classification of securities pledged as margin and other deposits at commodity brokers from other similar securities in the balance sheet.

Allocation of Earnings - All partners are allocated earnings or losses of the Partnership based upon their pro-rata share of total units outstanding.

Cash and Cash Equivalents - Cash and cash equivalents includes cash held in money market accounts and at brokers, and highly liquid debt instruments purchased with an original maturity of three months or less.

Revenue Recognition - Commodity futures, options and forward contracts, as well as, securities transactions are recorded on the trade date and open contracts are reflected in the financial statements at the fair value on the last business day of the reporting period. The difference between the original contract amount and market value is reflected in income as an unrealized gain or loss. Fair value is based on quoted market prices. All commodity futures, options and forward contracts are reflected at fair value in the financial statements.

Foreign Currency Transactions - The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the balance sheet. Income and expense items denominated in currencies other than the U.S. dollar are translated into

U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Advisory Fees - The Partnership's Advisors are paid a monthly management fee ranging from 0 to 1/12 of 2% of allocated net assets, and an incentive fee ranging from 20% to 22% of net trading profits, if any.

New Accounting Standards - Effective January 1, 2001 the Partnership adopted the provisions of the Accounting Standards Executive Committee's Statement of Position ("SOP") 01-1 *Amendment to Scope of Statement of Position 95-2, Financial Reporting by Nonpublic Investment Partnerships, to Include Commodity Pools.* The primary change required by adopting this SOP is a reformatting of the method of financial statement presentation, including the inclusion of a schedule of investments within the financial statements. The financial statements for the year ended December 31, 2000 have been reformatted to conform with the current year presentation.

3. FINANCIAL HIGHLIGHTS

	2001	2000
Per Unit Operating Performance		
Net asset value, beginning of period	$ 2,572.92	$ 2,353.26
Income from investment operations:		
Gross investment income	83.43	112.30
Net realized and unrealized gains	214.97	262.63
Total from investment operations	298.40	374.93
Less operating expenses	137.53	155.27
Net asset value, end of period	$ 2,733.79	$ 2,572.92
Investment Income Ratio	11.25 %	15.22 %
Expense Ratio	6.25 %	9.33 %
Total Return	5.18 %	6.30 %

4. RELATED PARTY TRANSACTIONS

The General Partner is paid a monthly management fee for the administration of the Partnership equal to 1/12 of 1.5% of the month-end net asset value. Further, the General Partner is paid a quarterly incentive fee of 5% of the Net New Trading Profits (as defined in the agreement). If the Partnership's net asset value is $15,000,000 or more at the end of each month in a calendar quarter, the General Partner receives a monthly management fee equal to 1/12 of 1% of the month-end net asset value in such calendar quarter and an incentive fee equal to 7.5% of Net New Trading Profits for such quarter.

During the years ended December 31, 2001 and 2000, the General Partner earned management fees of approximately $100,800 and $89,300, respectively, of which approximately $8,600 and $8,500 were unpaid at December 31, 2001 and 2000, respectively. There were incentive fees of approximately $22,300 earned by the General Partner in 2001. There were no incentive fees earned by the General Partner in 2000.

5. OFFERING OF PARTNERSHIP UNITS

In February 1994, the Partnership commenced an offering and sale of $25,000,000 additional Limited Partnership units. During 1994 and 1995, the Partnership had sold approximately $5,448,000, of the additional units. Since the end of 1995, the Partnership has been closed to new investments. The Partnership may reopen the Partnership to offer additional units for sale; however, at the present time, there are no plans to do so in the near future.

No limited partner may redeem any portion of his units during the six months following the date of purchase. Thereafter, redemptions are permitted at the Net Asset Value per unit as of the end of any month upon at least 10 days written notice to the General Partner.

In 2001, one limited partner redeemed 31.6 units. In 2000, three limited partners redeemed 161.7 units, of which three other existing limited partners purchased 78.7 of those units. As of December 31, 2000, one of the limited partners' redemptions was accrued as a liability on the December 31, 2000 balance sheet, and distribution was made in February of 2001. The other two limited partners' distributions were made during 2000.

6. INVESTMENTS IN OTHER COMMODITY POOLS

In 2000, the Partnership invested in two other commodity pools, which engage primarily in investment and speculative trading of commodities interests and domestic and foreign securities. Those investments are subject to the terms of the respective limited partnership agreements, and are stated at fair value based on the Partnership's proportionate share of each investee pool's net asset value. During 2000, the other commodity pools charged management fees ranging from 2% to 3% annually and performance based fees ranging from 20% to 27% annually. During 2000, the Partnership withdrew from both commodity pools. As such, the balance at December 31, 2000 is zero.

Summarized information reflecting the Partnership's investment in, and the operations of, the investee pools is as shown in the following table:

	Legacy Futures Fund, L.P.	Dennis Fund L.P.	Total
Net asset value as of January 1, 2000	$ 314,585	$ 733,113	$ 1,047,698
Revenues (loss)	(20,272)	(198,063)	(218,335)
Management and incentive fees	(2,551)	(20,477)	(23,028)
Partnership's income (loss) from investments in other commodity pools	(22,823)	(218,540)	(241,363)
Net redemptions from other commodity pools	(291,762)	(514,573)	(806,335)
Net decrease in net asset value	(314,585)	(733,113)	(1,047,698)
Net asset value as of December 31, 2000	$ -	$ -	$ -

The General Partner or the Partnership is not affiliated or associated with the other commodity pool limited partnerships.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Partnership is a party to financial instruments with off-balance sheet risk in the normal course of business to meet its investment objectives. These instruments involve, to varying degrees, elements of credit, interest rate, foreign currency or liquidity risks in excess of the amounts recognized in the balance sheet.

Market Risk - Derivative financial instruments involve varying degrees of off-balance sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements in excess of the amounts recognized in the balance sheets. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

The General Partner has procedures in place to control market risk, although there can be no assurance that they will, in fact, succeed in doing so. The procedures focus primarily on monitoring the trading activity of the Advisors from time to time by the Partnership, daily review of the outstanding positions to consider possible over concentration on an individual Advisor and overall Partnership basis and calculating the Partnership's Net Asset Value daily. While the General Partner will, itself, not intervene in the markets to hedge or diversify the Partnership's market exposure, the General Partner may urge the Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors. However, such interventions are unusual and the General Partner's basic control procedures consist simply of the ongoing process of Advisors selection and monitoring, with market risk controls being applied by the Advisors themselves.

The contract or notional values of the Partnership's financial instruments as of December 31, 2001 and 2000 were approximately as follows:

	December 31, 2001	December 31, 2000
Futures and options contracts:		
To purchase	$51,182,000	$ 78,381,000
To sell	55,258,000	42,393,000

All futures and options contracts held at December 31, 2001 expire through December of 2002.

A portion of the contract or notional amounts in the above table represents offsetting commitments to purchase and to sell the same instrument on the same date in the future. Forward commitments are economically offsetting but are not, as a technical matter, offset until settlement date.

Fair Value - The derivative financial instruments used in the Partnership's trading activities are marked-to-market daily with the resulting unrealized gains or losses recorded in the balance sheets and the related income or loss reflected in net trading profits (loss) in the statements of operations.

The fair value of the Partnership's open futures and options on futures contracts as of December 31, 2001 and 2000 were approximately as follows:

	Year-End Fair Values	
	Assets	Liabilities
2001	$ 163,000	$ 72,000
2000	$ 397,000	$ 149,000

For the years ended December 31, 2001 and 2000, the average fair values of the Partnership's open futures and options on futures contracts, based on month-end amounts, were net assets of approximately $185,000 and $227,000, respectively.

Credit Risk - The contract or notional amounts reflected in the table above represents the extent of the Partnership's involvement in a particular class of financial instrument; however, they are not indicative of potential loss. Futures, options on futures, and forward contracts are typically closed out by entering into offsetting contracts. For these contracts, the net unrealized gains or losses, rather than contract or notional amounts, represent the approximate future cash requirements.

The purchase and sale of futures and options on futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act ("CEAct") requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, U.S. Treasury bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro-rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited. In addition, recovery of the assets on deposit may be limited to account insurance or other protection carried by the FCM.

The Partnership is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. The credit risk from counterparty nonperformance associated with these instruments is the net unrealized gains, if any, included on the balance sheets. The Partnership also has credit risk because the sole counterparty with respect to certain of the Partnership's assets is ED & F Man International, the Partnership's commodity broker and primary FCM. Approximately 43% and 53% of the Partnership's assets as of December 31, 2001 and 2000, respectively, are deposited with or due from (to) the commodity broker. The Partnership's commodity broker is subject to the segregation requirements of the Commodity Futures Trading Commission pursuant to the CEAct. The Partnership monitors the creditworthiness of its counterparties and, if necessary, reduces its exposure to them.

For exchange traded contracts, the exchange or its clearinghouse acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The risks associated with exchange traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases limited in amount) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. All of the Partnership's contracts were traded on an exchange as of December 31, 2001 and 2000.

* * * * * *